July 24, 2013

VIA EDGAR

Andrew D. Mew

Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             SUPERVALU INC.
Form 10-K for the Fiscal Year Ended February 23, 2013

Filed April 24, 2013

File No.  001-05418

Dear Mr. Mew:

SUPERVALU INC. (“we,” “us,” “our” or the “Company”), respectfully submits this response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by e-mail on June 26, 2013, to the above-referenced filing. For your convenience, we have set forth each of the Staff’s comments immediately preceding each of our responses.

Form 10-K for the Fiscal Year Ended February 23, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of fiscal 2013 ended February 23, 2013 and fiscal 2012 ended February 25, 2012

Net Sales, page 21

1.              You define identical store sales for the purpose of explaining the change in net sales from fiscal 2012 to fiscal 2013 on page 21 as “stores operating for four full quarters, including store expansions and excluding planned store dispositions.” You define identical store sales for the purpose of explaining the change in net sales from fiscal 2011 to fiscal 2012 on page 24 as “stores operating for four full quarters, including store expansions and excluding fuel.” We have the following comments:

•                  Please tell us the reason for each of the changes in the definition of identical store sales, and why you believe the use of a different definition of a performance measure for the aforementioned periods is both appropriate and useful to investors.

•                  Please tell us what the amount and impact on identical store sales was for each of the differences in the definition for the aforementioned periods.

•                  In future filings, if you have changed your definition of identical store sales please disclose that fact and revise the corresponding information for earlier periods to provide disclosure of identical store sales on a consistent basis.

Company response:

The Company acknowledges the inconsistency between the definitions of identical retail store sales as they appear on pages 21 and 24 of the Company’s Annual Report on Form 10-K for the fiscal year ended February 23, 2013. The Company defines identical retail store sales as “net sales from stores operating for four full quarters, including store expansions and excluding fuel and planned store dispositions” and consistently applied this definition in calculating identical store sales for all annual periods covered by the Annual Report on Form 10-K. The Company’s calculation of identical retail store sales did not change for any of the annual periods covered by the Company’s Annual Report on Form 10-K.  The Company will consistently disclose the definition of identical retail store sales as defined above in future filings.

2.              We note identical store sales for Save-A-Lot includes retail sale of groceries at Company-owned stores and wholesale product sales to licensee stores. Please tell us what identical store sales were for Company-owned stores for each of the periods presented. In future filings, please revise to disclose identical store sales both including and excluding wholesale product sales to licensee stores.

Company response:

Save-A-Lot corporate identical store sales for Company-owned stores were negative 5.1 percent or ($79) million and positive 2.5 percent or $36 million for fiscal 2013 and 2012, respectively. As disclosed on page 20 of the Company’s first quarter fiscal 2014 Form 10-Q filing and as will be disclosed in future filings, the Company will provide Save-A-Lot’s identical store sales both including and excluding wholesale product sales to licensee stores.

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies, page 47

Cash and Cash Equivalents, page 48

3.              You disclose within your cash and cash equivalents accounting policy on page 48 that your banking arrangements allow you to fund outstanding checks when presented to the financial institution for payment, resulting in book overdrafts. Please describe this financing arrangement in greater detail, and in your response please specifically tell us whether these “book overdrafts” represent actual short term borrowings from the financial institution.

Company response:

The Company’s banking arrangements allow funding of disbursement checking accounts (“controlled disbursement accounts”) when the checks are presented for payment, which is typical of such account arrangements. Upon presentation of the checks for payment, the Company’s financial institutions withdraw funds from the Company’s bank accounts. In circumstances where checks are presented in excess of currently available cash balances, the Company receives same-day notifications to transfer funds to cover the checks presented. The Company funds during the same business day all checking accounts for which intraday cash overdrafts occur, which are created by checks presented in excess of the available cash balances.

When cash deposits held by respective financial institutions are in excess of checks written against the checking accounts, the net asset balance is presented as Cash and cash equivalents on the Company’s Consolidated Balance Sheets. When cash deposits held by respective financial institutions are less than outstanding checks written against that account, the net book overdraft is presented as Accounts payable on the Company’s Consolidated Balance Sheet.

These net book overdrafts do not represent actual short-term borrowings from financial institutions.

Impairment of Long-Lived Assets, page 50

4.              We note you determined it was more appropriate to evaluate long-lived assets for impairment at the store level of a geographic market within the Save-A-Lot segment and historically evaluations have been performed at the geographic market level. Please clarify for us whether evaluations continue to be performed at the geographic market level for your Retail Food stores and Independent Business distribution centers, and if so, why evaluations are not performed at the store or distribution level. Refer to FASB ASC 360-10-35-23.

Company response:

As a matter of operating practice, the Company undertakes long-lived asset impairment reviews at least on an annual basis or more often, if circumstances indicate that the carrying amount of such assets may not be recoverable. The Company reviews its long-lived asset grouping policy on an annual basis or more often, if circumstances indicate that the cash flows generated by the asset group are no longer largely dependent upon the cash flows of other assets and liabilities within the asset group.

The Company conducts long-lived asset recoverability evaluations at the geographic market level for the Company’s Retail Food and Save-A-Lot operations and at the individual distribution center level for its Independent Business operations. The Company considers the respective geographic market grouping of retail stores in its Retail Food segment and the geographic market groupings of its Save-A-Lot segment appropriate as the interdependency of cash flows and revenue of each asset group depends on the operating presence of other assets in the same geographic region. Accordingly, management has maintained a practice to continue to operate loss-making stores within a market to defend the market, thereby keeping competition away and preserving the cash flows of profitable stores.

Costs, profitability and ultimately cash flows for most stores would be affected without the management of these assets at the geographic market level and the combined leveraging capabilities of the stores within each of the geographic markets.  Profitability of markets is also impacted by competition in markets and in particular competition with critical mass to leverage the same or similar economies of scale and operating strategies that the Company utilizes.  Management’s practice is to continue to operate loss-making stores within a market to defend the market against competitor penetration to support the overall geographic market revenue and profitability. The Company considers the closure of loss-making stores within an asset group as a potential indicator for reassessment of the asset grouping.

The Company’s operations are strategically managed at the geographic market level to maintain and expand market share within its geographic markets for its Retail Food and Save-A-Lot segments. Due to the intensely competitive retail industry, core market strategies include the operation of underperforming stores to continue and support other higher performing stores within the geographic area and to defend the market from competitor operations. Brand recognition within geographic markets is a significant factor in the shopping patterns of the Company’s retail customers.

As noted above, the Company considers the closure of loss-making stores within an asset group as a potential indicator for reassessment of the asset grouping. Consistent with this view, during fiscal 2013, with the announcement of the strategic alternative review in the second quarter of fiscal 2013 and the Company’s store closure announcement and leadership changes, the Company reviewed the impact of the announced store closures on our existing geographic market groups.  As a result, the Company determined it was no longer appropriate to group stores together within two of its Retail Food geographic market asset groups due to the closure of loss making stores and the existence of underperforming stores, which led to revised operating strategies.

The Company recorded $24 million of long-lived asset impairments related to individual stores of former geographic market asset groups in the second quarter of fiscal 2013 and disclosed this change in estimate to these geographic markets and resultant impairment charges in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 8, 2012. These geographic market groups were subsequently classified as discontinued operations in the Company’s Annual Report on Form 10-K for the year ended February 23, 2013.

During the third quarter of fiscal 2013 as part of the Company’s ongoing review of its long-lived asset grouping policy, the Company identified an additional geographic market for which it would be more appropriate to evaluate the asset group at the store level, and recorded an impairment charge of $2 million. This geographic market group was subsequently classified as discontinued operations in the Company’s Annual Report on Form 10-K for the year ended February 23, 2013.

During the Company’s annual review of its long-lived asset grouping policy during the fourth quarter of fiscal 2013, the Company determined it would be more appropriate to evaluate long-lived assets for impairment at the store level for certain geographic markets within the Save-A-Lot segment. These geographic markets continued to show lower performance and reduced operating cash flows for a concentration of stores within this asset group, which led to revised operating market strategies, such as the closure of loss-making stores within these geographic markets. An impairment charge of $8 was recorded during the fourth quarter of fiscal 2013, which was classified as continuing operations in the Company’s Annual Report on Form 10-K for the year ended February 23, 2013.

As noted on page 27 of the Company’s Annual Report on Form 10-K for the year ended February 23, 2013, the Company will continue to evaluate its long-lived asset policy and current asset groups to determine if additional modifications to the policy are necessary. Future changes to the Company’s assessment of its long-lived asset policy and changes in circumstances, operating results or other events may result in additional asset impairment testing and charges.

Unaudited Quarterly Financial Information, page 79

5.              We note your disclosure of Net loss from continuing operations. Item 302(a)(1) of Regulation S-K requires the presentation of income (loss) before extraordinary items and cumulative effect of a change in accounting, per share data based upon such income (loss), and net income (loss) within supplementary financial information. Please revise to include net income (loss) and net income (loss) per share, inclusive of discontinued operations.

Company response:

On July 23, 2013, the Company filed with the Securities and Exchange Commission its first quarter fiscal 2014 Quarterly Report on Form 10-Q, which contained reclassifications to the Company’s segment financial information to properly reflect the structure under which the Company is now being managed. In the future, the Company will file revisions to Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and Item 8. Financial Statements and Supplementary Data within the Company’s Annual Report Form 10-K for the year ended February 23, 2013 on Form 8-K for these segment reclassifications. Within this Form 8-K, the Company will revise the disclosure of Unaudited Quarterly Financial Information to include net earnings (loss) and net earnings (loss) per share, inclusive of discontinued operations.

*                                         *                                         *                                         *                                         *

The Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would be happy to discuss with you any additional questions the Staff may have regarding the Company’s disclosure.  If you have any questions, please call me directly at 952-828-4623 or Stuart McFarland at 952-828-4569.

Sincerely,

/s/ Karla C. Robertson
Karla C. Robertson
Executive Vice President, General Counsel
and Corporate Secretary

cc:                                Sam Duncan, Chief Executive Officer and President

David W. Johnson, Vice President, Corporate Controller

Stuart D. McFarland, Senior Attorney, Business Law

Irwin S. Cohen, Chairman of the Audit Committee

Gary L. Tygesson, Dorsey & Whitney LLP

John W. Atkinson, KPMG LLP